Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, DC 20549

Attention:	Inessa Kessman

Re:	Creative Vistas, Inc. Form 10-K for the year ended December 31, 2007 and Form 10-Q for the fiscal quarter ended March 31, 2008 File No. 0-30585

Dear Ms. Kessman:

We are responding to the comment letter received from the Staff of the Securities and Exchange Commission (the “Commission”) dated July 7, 2008 (the “Comment Letter”) relating to Form 10-K for the year ended December 31, 2007 of the Company filed on March 31, 2008 and Form 10-Q for the fiscal quarter ended March 31, 2008 filed on May 15, 2008.

Form 10-K for the year ended December 31, 2007

Results of Operations, page 20

1.
We note in the second paragraph on page 22 that your depreciation of property plant and equipment is included in general and administrative expenses. We also note your statement that the increase in depreciation was primarily attributable to the addition of capital assets in Cancable segment for the growth of the business. Since “cost of sales” and “gross margin” exclude depreciation of property and equipment directly attributed to the generation of revenue, we believe that this presentation inappropriately reports a figure for income before depreciation. Please revise your presentation to either reclassify the appropriate depreciation to “cost of sales” or remove the caption “gross margin” and indicate the amount of applicable depreciation that is excluded from “cost of sales.”

We will revise our presentation to remove the caption “gross margin” and indicate the amount of applicable depreciation that is excluded from “cost of sales”.

Consolidated Statement of Cash Flows, page F-5

2.
We note that you have a line item titled “Cash received with acquisition of Cancable.” Per footnote (a) on this page and Note 2 on page F-14, we note you incurred acquisition transaction costs and debt for this Cancable acquisition. It appears to us that the cash expenditures should be presented net of the cash received in investing activities and the debt proceeds should be presented in financing activities. Please advise. Also, tell us how the assumed debt, capital lease obligations and the $606,060 notes payable as disclosed on page F-14 reconciles to your supplemental cash flow information disclosures.

(a)	Acquisition of Cancable Inc.

In January 2006, the Company acquired all of the issued and outstanding shares of capital stock of Cancable. Simultaneously, Cancable issued to Laurus Master Fund, Ltd a secured term note in the amount of $6,865,000 (Cancable Note). Part of the proceeds from the Cancable Note was used to repay amounts owing by Cancable to its previous stockholders in the amount of $6,013,500 and to pay professional fees in the amount of $650,500. Cancable received only the net amount of $201,000, after payment of these other amounts. $6,013,500 was included in the assumed debt and capital lease obligations in Note 2 on Page F-14. Because the above transactions happened simultaneously and Cancable received only the net amount after the other payments were made, the Company recorded the net proceeds received from Laurus in the statement of cash flows (see the response to Comment 3 below). The capital lease obligations assumed included in Note 2 on Page F-14 are included in the supplemental cash flow disclosures (together with other capital lease transactions).

The Company will revise the statement of cash flows to:

- adjust the “Proceeds from term notes” so as to include the gross proceeds from the Laurus note of $6,865,000 rather than the net proceeds of $201,000;

- reclassify $195,200 as “Acquisition Costs” under Investing Activities

- reclassify $455,400 as “Deferred Financing Costs” under Financing Activities

- reclassify $4,786,744 [$6,013,500 - $1,226,756] as “Repayment of debt acquired, net of cash acquired in acquisition” under Financing Activities

- eliminate the $1,226,756 of “Cash received with acquisition of Cancable” under Investing Activities.

(b)	Acquisition of XL Digital Services Inc.

In October 2007, the Company acquired all of the issued and outstanding shares of capital stock of XL Digital Services Inc. (“XL Digital”). The acquisition agreement provides that the purchase price will be 2.5 times post-acquisition earnings (as defined). Payment of the purchase price was required by

1.	Delivery at closing of a promissory note for USD$303,000, due on January 2, 2008.
2.	Delivery of warrants with a value of USD$101,000 on January 2, 2008.

3.
The balance of the purchase price is to be paid on January 2, 2009 by a minimum cash payment of USD$201,000, with the remainder of the purchase price in cash or warrants or any combination thereof as the Company may determine.

The total of $606,000 in Note 2 on Page F-15 is comprised of the above items. Because the first payment was made in January 2, 2008, the Company recorded USD$303,000 as “Current portion of other notes payable” and the balance of USD$303,000 as “Other payable” in the balance sheet at December 31, 2007. The total of $606,060 will be added to the supplemental cash flow disclosures. We will also amend the caption for this total on Note 2 on Page F-15.

3.
We note your footnotes (b) and (c) to your consolidated statement of cash flows. Please tell us why these transactions are not reflected in your statement of cash flows. Refer to your basis in the accounting literature.

The total net proceeds of term loans as shown in the Statement of Cash Flows of $2,120,102, all of which were received from Laurus, were comprised of the following items:

-	The net proceeds of $201,000 from the Cancable Note discussed in the response to Comment 2 (a) above;

-	The net proceeds of $493,200 described in footnote (b)

-	The net proceeds of $1,425,902 described in footnote (c).

Because the amounts described in footnotes (b) and (c), including the refinancing of existing obligations, were all with the same lender (Laurus) and because the Company received only the net proceeds, these transactions were reflected net in the Statement of Cash Flows. We will revise the Statement to reflect these items on a gross basis, including reflecting separately the fees paid.

Acquisitions, page F-14

4.
We note that Cancable issued $6.9 million of secured term note to Laurus, and Cancable Holding issued an option to purchase up to 49% interest in Cancable holding. Please tell us how you accounted for this transaction and refer to your basis in the accounting literature.

The option given to Laurus to acquire a 49% interest in Cancable is being accounted for as a minority interest. Because Cancable has a net liability position, no recognition has yet been given to the minority interest. We will revise the disclosure to clarify the accounting for the option.

5.
We note that total consideration to be paid by Cancable XL for the shares of XL Digital will be an amount equal to the earnings before interest, taxes, depreciation and amortization derived from the carrying on of its business by XL Digital for twelve month period after the completion of the acquisition times 2.5.As the consideration appears to be unknown at this time, tell us in detail how you determined the purchase price of XL Digital. Please refer to your basis on accounting literature.

The acquisition agreement provides that the purchase price will be 2.5 times post-acquisition earnings (as defined). Payment of the purchase price was required by

1.	Delivery at closing of a promissory note for USD$303,000, due on January 2, 2008.
2.	Delivery of warrants with a value of USD$101,000 on January 2, 2008.
3.
The balance of the purchase price is to be paid on January 2, 2009 by a minimum cash payment of USD$202,000, with the remainder of the purchase price in cash or warrants or any combination thereof as the Company may determine.

The Company recorded the aggregate minimum payments to be made of USD$606,000 as the initial purchase price. In accordance with FAS 141, the remaining contingent purchase price will be recorded when paid.

We will revise the disclosure to clarify how the initial purchase price was determined and also appropriately revise the “Cash” caption in Note 2 on page F-15.

Form 10-Q for the Fiscal Quarter Ended March 31, 2008

Net Financing Expenses

6.
Your disclosure refers to Note 3. We are unable to locate the referenced disclosures for the two financing arrangements including the 2 million warrants issued with these arrangements. Please tell us the nature, amount and terms of each financing arrangement. Also, tell us why you included $3.7 million in net financing expense for these financing arrangements and whether it relates to the investment disclosed in Note 3.

On January 22, 2008 the Company entered into a letter agreement with Erato Corporation for Erato to provide up to $12,000,000 in financing to the Company on such terms and conditions as the Company and Erato shall mutually agree (the “Bridge Financing”). Any proceeds from the Bridge Financing may only be used by the Company for the purpose of financing a third party. The Company does not currently have an agreement to provide financing to such third party. As consideration for the letter agreement, the Company issued to Erato a warrant to purchase up to 1,738,365 shares of common stock of the Company at an exercise price of $0.01 per share. Because the Company does not currently have any agreement to provide financing to a third party, the financing has not occurred and, as a result, the Company expensed the value of the warrants.

Also, on January 30, 2008, the Company entered into a non-binding letter of intent with Valens U.S. Fund, LLC (the “Letter Agreement”) in which Valens U.S. Fund, LLC confirmed its intention to provide up to $4,000,000 in financing to a subsidiary of the Company. As consideration for the Letter Agreement, the Company paid Erato Corporation, Valens U.S. Fund, LLC and Valens Offshore SPV I, Ltd. warrants purchasing 292,500 shares of common stock of the Company at an exercise price of $0.01 per share. warrants to purchase 292,500 shares of common stock of the Company at an exercise price of $0.01 per share. The Letter Agreement was only an expression of the present intentions of the parties and no binding legal obligation will exist until the parties sign a definitive agreement. As a result, the Company expensed the value of the warrants.

The Company will disclose the above information in its future filings.